08028292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
APR 1 1 2008
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SIA Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 IDS Center, 80 S. 8th Street
(No. and Street)

Minneapolis (City) **Minnesota** (State) **55402** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Boston **(612) 359-2558**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

120 South Sixth Street (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
101

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- [X] Certified Public Accountant
- [ ] Public Accountant
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PROCESSED
MAY 30 2008
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Paul Rasmussen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to SIA Securities Corp. for the year ended December 31, 2007, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Rasmussen
President

Subscribed to before me this 21st day of February 2008.

Notary Public

VICKI L. ESTES
Notary Public-Minnesota
My Commission Expires Jan 31, 2013

SIA Securities Corp.

(SEC I.D. No. 8-46668)

Statement of Financial Condition and Supplemental Schedule as of December 31, 2007, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934, as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
SIA Securities Corp.
Minneapolis, MN

We have audited the accompanying statement of financial condition of SIA Securities Corp. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of SIA Securities Corp. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedule (g) listed on page 7 is presented for the purpose of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

Deloitte & Touche LLP

February 21, 2008

SIA SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH EQUIVALENTS (Note 2)	$ 129,956
ACCOUNTS RECEIVABLE	859
INVESTMENTS IN AFFILIATED MUTUAL FUNDS — At market (Note 2)	48,467
PREPAID EXPENSES	10,616
TOTAL	$ 189,898

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 12,840
Income tax payable	9,402
Payable to Sit Investment Associates, Inc.	37,567
Deferred tax liability	1,634
Total liabilities	61,443
SHAREHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,000,000 shares; issued and outstanding, 50,000 shares	500
Additional paid-in capital	84,500
Retained earnings	43,455
Total shareholder's equity	128,455
TOTAL	$ 189,898

See notes to statement of financial condition.

1. OWNERSHIP AND NATURE OF BUSINESS

SIA Securities Corp. (the "Company") is a 75%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary objective is the promotion and marketing of the Sit Mutual Funds (the "Mutual Funds"), a group of no-load mutual funds for which SIA is the investment adviser. Pursuant to a management agreement between the Company and SIA, most of the Company's operating expenses are paid by SIA. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of SIA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents consist of money market mutual funds. These money market mutual funds are carried at market value and are considered cash equivalents because of the Company's ability to redeem at any time.

Investments in Affiliated Mutual Funds — Investments represent shares of Sit Mutual Funds which are recorded at market value using public market quotations. The changes in market value of such investments are included in income during the period in which the changes occur.

Revenue Recognition — Distribution and marketing revenue is recognized as earned. The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Sit Dividend Growth Fund, which are recognized as earned.

Income Taxes — The Company files its own income tax returns. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary difference reverses. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an*

interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Due to the issuance of FASB Staff Position No. FIN No. 48-b, *Effective Date of FASB Interpretation No. 48 for Nonpublic Enterprises*, the provisions of FIN No. 48 are effective January 1, 2008, for the Company. The Company does not anticipate that FIN No. 48 will have a significant impact on the financial statements when adopted.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. The provisions of FASB Statement No. 157 are effective January 1, 2008, for the Company. Management has not completed its assessment of the impact of the adoption of FASB Statement No. 157 to the Company's financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115*. FASB Statement No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. The provisions of FASB Statement No. 159 are effective January 1, 2008, for the Company. Management has not completed its assessment of the impact of the adoption of FASB Statement No. 159 to the Company's financial statements.

In December 2007, the FASB also issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51*. FASB Statement No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. FASB Statement No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. FASB Statement No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The provisions of FASB Statement No. 160 are effective January 1, 2008, for the Company. Management has not completed its assessment of the impact of the adoption of FASB Statement No. 160 to the Company's financial statements.

3. INCOME TAXES

The Company is on an accrual basis for income tax purposes. The tax effects of temporary differences that give rise to deferred tax liabilities relate to the difference between the financial statement and tax bases of the investments held in affiliated mutual funds at year-end, using the tax rate expected to exist when the temporary difference reverses.

4. RELATED PARTY

The Company has a management agreement with SIA whereby SIA pays most of the Company's operating expenses that are charged or allocated to the Company, including legal, professional, and

insurance costs. SIA also provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a management fee to SIA. Additionally, SIA pays an annual distribution and marketing fee to the Company in an amount agreed upon by SIA and the Company. The Company has payables to SIA of $37,567 at December 31, 2007.

5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC-required levels. At December 31, 2007, the Company's net capital of $98,014 was $73,104 in excess of its required net capital of $25,000. The Company's ratio of aggregated indebtedness to net capital was 0.63 to 1 at December 31, 2007.

The Company claims exemption from the SEC's Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

* * * * * *

SUPPLEMENTAL SCHEDULE

SIA SECURITIES CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

NET CAPITAL:	
Total shareholder's equity	$ 128,455
Less nonallowable assets:	
Accounts receivable	859
Prepaid expenses	10,616
Total nonallowable assets	11,475
Net capital before haircuts	116,980
Haircuts on securities	18,966
NET CAPITAL	$ 98,014
AGGREGATED INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 12,840
Income tax payable	9,402
Payable to Sit Investment Associates, Inc.	37,567
Deferred tax liability	1,634
AGGREGATED INDEBTEDNESS	$ 61,443
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000
Excess net capital	$ 73,014
Ratio of aggregated indebtedness to net capital	0.63

Note: There are no material differences between this computation and that filed by the Company on the amended Securities and Exchange Commission Unaudited Form X-17A-5 as of December 31, 2007.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 21, 2008

SIA Securities Corp.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN

In planning and performing our audit of the financial statements of SIA Securities Corp. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 21, 2008), in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency (as discussed in the subsequent paragraph) in internal control that we consider to be a material weaknesses, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures.

The Company received a nonrecurring payment from a regulatory agency during 2007, which was properly recorded as other income. Based on management's interpretation of the management agreement between the Company and Sit Investment Associates, Inc. (the "Parent"), the Company recorded an expense and payable to the Parent which effectively offset the nonrecurring income. The management agreement did not explicitly contemplate this scenario for the Company and did not provide support for the recordation of this expense. Accordingly, the Company reversed the other expense previously recorded, which resulted in a material change to net income and the net capital calculation. This matter has been deemed to be a material weakness as defined above because it has resulted in the material misstatement of the financial statements in the current period, and this misstatement, in turn, has caused the miscomputation of net capital under Rule 15c3-1.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that due to the material weakness discussed above, the Company's practices and procedures were not adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END